Exhibit 99.1

Piedmont Announces Closing of Public Offering and Full Exercise of Underwriters’ Over-Allotment Option

NEW YORK, October 23, 2020 - Piedmont Lithium Limited (“Piedmont” or the “Company”) (Nasdaq:PLL; ASX:PLL) today announced the closing of its previously announced underwritten public offering of 2.3 million American Depositary Shares (“ADSs”), which includes the full exercise of the underwriters’ option to purchase 300,000 additional ADSs, with each ADS representing 100 of its ordinary shares (“Public Offering”). The aggregate gross proceeds of the Public Offering, before underwriting discounts and commissions, totaled $57.5 million.

Evercore ISI, Canaccord Genuity and ThinkEquity, a division of Fordham Financial Management, Inc., acted as joint book-runners for the Public Offering. Loop Capital Markets and Roth Capital Partners acted as co-managers for the Public Offering.

Proceeds from the offering will be used to continue development of the Company’s Piedmont Lithium Project, including a definitive feasibility study, testwork, permitting, further exploration drilling and ongoing land consolidation, and for general corporate purposes.

The Public Offering was made pursuant to an effective shelf registration statement that has been filed with the U.S. Securities and Exchange Commission (the “SEC”). A final prospectus supplement related to the offering of the ADSs has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov and on the ASX website. Copies of the final prospectus supplement and the accompanying prospectus relating to the Public Offering may be obtained from Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, NY 10055, by telephone at (888) 474-0200 or by e-mail at ecm.prospectus@evercore.com; Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (671) 371-3900 or email at prospectus@cgf.com; and ThinkEquity, a division of Fordham Financial Management, Inc., Prospectus Department, 17 State Street, 22nd Floor, New York, New York 10004, telephone at (877) 436-3673 or e-mail at prospectus@think-equity.com.

This press release is not an offer or sale of the securities in the United States or in any other jurisdiction where such offer or sale is prohibited, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms and similar expressions intended to identify forward-looking statements. Piedmont cautions readers that forward-looking statements are based on management’s expectations and assumptions as of the date of this news release and are subject to certain risks and uncertainties that could cause actual results to differ materially, including, but not limited to, the anticipated use of the net proceeds of the offering; the fact that the Company’s management will have broad discretion in the use of the proceeds from the sale of the ADSs; the Company’s operations being further disrupted by, or the Company’s financial results being adversely affected by, the novel coronavirus pandemic; the Company’s limited operating history in the lithium industry; the Company’s status as an exploration stage company; the Company’s ability to identify lithium mineralization and achieve commercial lithium mining; mining, exploration and mine construction, if warranted, on the Company’s properties; the Company’s ability to achieve and maintain profitability and to develop positive cash flow from the Company’s mining activities; the Company’s ability to enter into and deliver product under supply agreements; investment risk and operational costs associated with the Company’s exploration activities; the Company’s ability to enter into and deliver product under supply agreements; the Company’s ability to access capital and the financial markets; recruiting, training and maintaining employees; possible defects in title of the Company’s properties; potential conflicts of interest of the Company’s directors and officers; compliance with government regulations; the Company’s ability to acquire necessary mining licenses, permits or access rights; environmental liabilities and reclamation costs; volatility in lithium prices or demand for lithium; the Company’s ADS price and trading volume volatility; risks relating to the development of an active trading market for the ADSs; ADS holders not having certain shareholder rights; ADS holders not receiving certain distributions; and the Company’s status as a foreign private issuer and emerging growth company.  Forward-looking statements reflect its analysis only on their stated date, and Piedmont undertakes no obligation to update or revise these statements except as may be required by law.

About Piedmont

Piedmont holds a 100% interest in the Piedmont Lithium Project located within the Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.

For further information, contact:

Keith Phillips	Tim McKenna
President & CEO	Investor and Government Relations
T: +1 973 809 0505	T: +1 732 331 6457
E: kphillips@piedmontlithium.com	E: tmckenna@piedmontlithium.com